FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
        Registrant

Dated: May 9, 2005           By: /s/Harvey Keats/s/, President

 DONNER MINERALS LTD.
                                                                 Number: 002-05
Dated:  May 9, 2005                                      TSX Venture Exchange Symbol: DML
              Frankfurt Stock Exchange Symbol: DNL

VANCOUVER (May 9, 2005) - Donner Minerals Ltd. (TSX: DML), (“Donner”), announced today that it has entered into a letter agreement with NBC Canada West Capital Inc. (“NBC”) to recapitalize and reorganize Donner’s business. NBC is part of the Nova Bancorp Group, a private investment company based in Vancouver, British Columbia.

Pursuant to the agreement, Donner’s existing assets and liabilities will be transferred to a subsidiary company (“Newco”). All of the shares of Newco will then be distributed to Donner’s existing shareholders (on the basis of one Newco share for every ten shares of Donner) and all existing common shares of Donner will be consolidated on an up to 40 for 1 basis pursuant to a statutory plan of arrangement (the “Arrangement”). As part of the Arrangement, Newco intends to seek a primary public listing on the TSX Venture Exchange and a secondary listing on the Frankfurt Stock Exchange. Existing shareholders of Donner will thereby receive shares in Newco, which company will own all of the existing assets of Donner. Donner intends to transform itself into an oil and gas exploration and production company with the assistance of NBC. As part of the Arrangement, it is anticipated that Donner will continue its public listing on the TSX Venture Exchange. In addition, Donner intends to terminate its foreign issuer registration with the United States Securities and Exchange Commission.

Pursuant to the letter agreement, NBC will provide a total of $900,000 to recapitalize Newco and Donner. Upon the satisfaction of a variety of conditions precedent, some of which are described below, it is intended that NBC will subscribe for approximately 1,972,500 common shares (post-consolidation) of Donner at a price of $0.124 per share and approximately $655,000 principal amount of convertible debentures of Donner, which debentures will be convertible into non-voting common shares of Donner on the basis of $0.124 principal amount for each non-voting common share (post-consolidation) (collectively, the “Securities”). The number and principal amount of the Securities may be proportionately varied should the common shares of Donner be consolidated on a less than a 40 for 1 basis. NBC will have no shareholding in Newco.

It is proposed that $800,000 of the total capital investment will be transferred to Newco (on a non-dilutive basis) with the balance remaining with Donner. NBC’s subscription is subject to completion of customary documentation required to consummate the Arrangement, including entering into an arrangement agreement with Donner containing customary representations and warranties for transactions of this nature. The proposed transaction is subject to all necessary shareholder and regulatory approvals and approval of the Court of Queen’s Bench of British Columbia. Subject to these conditions, the board of directors of Donner believes that the proposed transaction is in the best interests of Donner and its shareholders and unanimously recommends that shareholders vote in favour of the transaction.

Upon closing, Newco will have approximately 9.6 million common shares outstanding while the continuing company (Donner), post Arrangement, will (assuming a 40-for-1 share consolidation ratio) have approximately 4.4 million common shares outstanding of which 2.4 million (approximately 55%) will be owned by the existing shareholders of Donner.

David Patterson, Chief Executive Officer of Donner, commented “The proposed transaction is an attractive opportunity for Donner and its shareholders by providing a non-dilutive capital injection into Newco and by providing exposure, through the Nova Bancorp Group’s merchant banking expertise, to oil and gas opportunities at a time of high energy prices. All of Donner’s existing assets and opportunities will be transferred to Newco, including Donner’s shareholdings in Knight Resources Ltd.”

Richard M. Wlodarczak, President of the Nova Bancorp Group stated “This is an exciting opportunity for Donner and its existing shareholders. We will assist in recruiting an experienced board and committed management to ensure that Donner can take advantage of growth opportunities in the oil and gas business.”

Donner intends to enter into an arrangement agreement with NBC on or before June 20, 2005 and is intending to hold a special meeting of security holders to approve the Arrangement on or before July 29, 2005.

Donner is a Canadian base metal exploration company with mineral interests in Nunavut, Labrador and Manitoba. Donner also holds approximately 12 million common shares (20%) of Knight Resources Ltd.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

“David Patterson”
Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
157 Alexander Street, 3rd Floor, Vancouver, British Columbia, Canada V6A 1B8
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com